                                                                    EXHIBIT 4.59

                                 LOAN AGREEMENT

                                                           No: _________________

     This Loan Agreement ("Agreement") is made and entered into this 19th day of March, 2006 (the "Effective Date") by and between:

     CHINA MERCHANTS BANK DONGFANG BRANCH, a corporation duly organized and validly existing under the laws of the People's Republic of China ("PRC") and having its principal place of business at No. 902-904, Dongfang Roda, Pudong New Area, Shanghai 201203, the PRC (the "Agent"); and

     SHANDA COMPUTER (SHANGHAI) CO., LTD., a corporation duly organized and validly existing under the laws of the PRC and having its principal place of business at No.1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, the PRC ("Shanda Computer").

     Shanda Computer and the Agent shall be referred to individually as a "Party" and collective as the "Parties".

                                    RECITALS

     WHEREAS, Hangzhou Bianfeng Networking Co., Ltd. ("Bianfeng Networking") and the Agent entered into an Entrusted Loan Agreement dated as of March 19, 2006, pursuant to which Bianfeng Networking will deposit funds with the Agent, which the Agent will loan to Shanda Computer; and

     WHEREAS, the Agent would like to provide Shanda Computer with a loan on the terms and conditions set forth below.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows:

1.   DEFINITIONS

1.1 "Advance" shall mean the principal amount of the lump sum drawing made by Shanda Computer under the Facility or, as the context requires, the outstanding balance thereof (as reduced by repayments and prepayments by Shanda Computer from time to time).

1.2 "Availability Period" shall mean the period commencing from March 19, 2006 and ending on March 18, 2008.

1.3 "Business Day" shall mean any day other than a Saturday, Sunday or a legal holiday in the PRC.

1.4 "Event of Default" shall mean any of the events specified in Section 6.1 below.

1.5 "Facility" shall mean the twenty-seven million RenMinBi ("RMB") loan facility to be made available to Shanda Computer pursuant to Section 2.

2.   THE LOAN

2.1 Subject to the terms and conditions set forth in this Agreement, Shanda Computer may on any Business Day during the Availability Period make one drawing from the Agent under the Facility.

2.2 Shanda Computer shall provide the Agent with the records and information needed by the Agent to ensure that loan proceeds are used according to the terms and conditions of this Agreement.

3.   INTERESTS AND TAXES

3.1 Interest. Shanda Computer shall not be obligated to pay any interest on the Advance.

3.2 All Advances to be made hereunder shall be made by the Agent. The Agent hereby acknowledges and agrees that, upon Bianfeng Networking's instructions, the Agent shall be responsible for transferring the Advances to Shanda Computer.

4.   REPAYMENT

     Shanda Computer shall repay the Advance outstanding at the end of the Availability Period. Shanda Computer may prepay any or all part of the Advance in the event that Bianfeng Networking agrees upon such prepayment by Shanda Computer.

5.   PAYMENT PROVISIONS

5.1 Payment of Advance by the Agent. On the date on which the Advance is to be made, the Agent shall make available such Advance to Shanda Computer in RMB in immediately available funds to an account with the Agent specified in the notice and maintained by Shanda Computer.

5.2 Payment of Shanda Computer. All payment(s) to be made by Shanda Computer shall be made to the Agent on the date upon which the relevant payment is due in RMB in immediately available funds to the Agent into such account as specified in writing by the Agent. The Agent shall deliver payments made by Shanda Computer to the account specified by Shanda Networking within one
     (1) Business Day after receipt of such payment.

6.   EVENT OF DEFAULT

6.1  Each of the following events shall be deemed an Event of Default:

(a) Non-Payment. Shanda Computer fails to pay any sum payable under this Agreement when due or otherwise in accordance with the provisions.

(b) Failure to Perform. Shanda Computer fail to perform any of its other obligations hereunder;

(c) Insolvency. Shanda Computer becomes insolvent or stops or suspends or threatens to stop or suspend payments of all or a material part of its debts or is unable or admits its inability to pay its debts as they fall due.

6.2 Acceleration. At any time after the occurrence of an Event of Default and regardless of whether such Event of Default continues, the Agent may declare the Facility to be canceled whereupon the same shall be so canceled forthwith according to 0's instruction.

7.   MISCELLANEOUS

7.1 Notice. Shanda Computer shall send a notice to the Agent upon the occurrence of a combination, dissolution, receivership or any such similar proceedings.

7.2 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and merges, revokes and supersedes all prior and contemporaneous agreements, understandings, arrangements, documents and communications (whether written or oral) between the Parties and is intended as a final expression of their agreement.

7.3 Amendments and Waivers. This Agreement shall not be modified or amended except by written agreement signed by duly authorized representatives of the Parties. None of the provisions of this Agreement shall be deemed to have been waived by any act or acquiescence on the part of a Party, except by an instrument in writing signed by such Party; and no waiver of any provision of this Agreement shall constitute a waiver of any other provision(s) or of the same provision on another occasion. The failure of either Party to enforce, or the delay by either Party in enforcing any of its rights under this Agreement shall not preclude either Party from commencing appropriate legal or equitable proceedings, within the time provided by the applicable law, to enforce any or all of its rights under this Agreement, and any prior failure to enforce, or delay in enforcement, shall not constitute a defense.

7.4 Disputes and Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the PRC. Any disputes that arise in connection with this Agreement shall be litigated in courts located within Pudong New Area, Shanghai, PRC.

7.5 Costs and Expenses. The Parties shall each bear their own costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement.

7.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile and transmission by facsimile shall be considered proper delivery for legal purposes.

             [The reminder of this page is intentionally left blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement through their duly authorized representatives on the date first set forth above.

CHINA MERCHANTS BANK DONGFANG BRANCH

By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------


SHANDA COMPUTER (SHANGHAI) CO., LTD.


By:
    ---------------------------------
Name: Chen Tianqiao
Title: General Manager